Exhibit (c)(8)
Jefferies Broadview A division of Jefferies & Company, Inc. Project Viking Strategic Committee Update June 30, 2006 CONFIDENTIAL DRAFT Member, SIPC

Battery Process Update May 10, 2006 Battery Ventures and Marlin Equity submit a bid at $3.23 / share (assuming $55.1MM cash balance and "fully funded" balance sheet at close) May 18, 2006 Bid revised to $3.10 / share (assuming cash balance of $50MM at close excluding items such as transaction fees, working capital and other pre-existing balance sheet commitments; dollar for dollar cash adjustment for cash balance above or below $50MM) May 26, 2006 Battery is granted access to the data room June 8, 2006 Battery provides a follow-up list of due diligence items and requests a call with Gartner analyst Roy Schulte to discuss Viking's SOA Fabric plans June 26, 2006 Battery speaks with Gartner after some delays due to Gartner conferences. According to Battery, the call was positive and Roy Schulte was of the view that there was room for a SOA platform in the mid to lower half of the market. However, Roy did express concerns about Viking's sales and marketing execution as Viking was not top of mind for customers conducting integration platform evaluations Battery requests a call / meeting on July 5 with Viking sales team June 7, 2006 Due diligence session held at Battery offices in Menlo Park to review Viking strategy, financials and organization. Battery team including Bart Foster and Marlin team attended Battery Timeline June 12, 2006 JBV sends request for final proposal and a draft of merger agreement to Battery June 9-23, 2006 Follow-up due diligence items provided to Battery June 28-29, 2006 Battery receives major open due diligence items including maintenance renewal analysis, fixed cost professional services analysis. Remaining open item is Galileo business plan 1

Due Diligence Material Delivery Timeline 2 Item Requested Request Fulfilled List of Galileo components Provided (6/27/06) Research and Development Detail Provided (6/29/06) Maintenance Revenue Detail Provided (6/28/06) Professional Services - Fixed Priced Contracts Analysis Provided (6/14 - 6/28/06) Public Company Expenses Provided (6/9/06) P&L Detail With Breakout of Expenses Provided (6/9/06) Headcount Summary Provided (6/24/06) 2007 Budget NA Customer List by Product Version (BW3 vs BW4) Provided (6/28/06) New versus Existing Customers Provided (6/14/06)

Key Milestones To Announcing A Transaction Sales Team Call / Meeting And Review With Battery Professional Services Team Call / Meeting Additional Due Diligence And Simultaneous Negotiation Of Merger Agreement Receive Final Proposal And Merger Agreement Mark-Up If Final Proposal And Merger Agreement Mark-Up Is Acceptable, Allow Customer Due Diligence Sign Merger Agreement And Announce Transaction File Proxy Conduct Shareholder Vote Close Transaction Next Steps 3

Key Strategic Committee Considerations "Wait and See" While Battery Proceeds With Diligence Approach Other Parties While Battery Proceeds With Diligence Francisco Partners was contacted and indicated no further interest until AttachmateWRQ / NetIQ deal settles Re-Engage TIBCO Execute Standalone Revise View On Valuation And Re-Approach Parties Gores Platinum Equity OpenConnect Options For The Strategic Committee 4